Peak Releases Three-Year Forecast Projecting Rapid Growth and Increased Profitability

Montreal, Quebec--(Newsfile Corp. - February 18, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today released its revenue and EBITDA projections for 2020-2022, which are summarized in the table below.

	2020	2021	2022
Revenue	$40,000,000	$55,000,000	$80,000,000
EBITDA	$4,000,000	$22,000,000	$55,000,000

The projections for the upcoming three years were adjusted to reflect the developments that happened in 2019 and what has transpired so far in the first half of Q1 2020, including the effects of the coronavirus on overall business in China.

Johnson Joseph, President and CEO, commented: "The recent tightening of financial regulations in China is forcing some consolidation in the commercial lending space. This is creating a unique opportunity for our Group in China to bring some of the best performing loan brokerage firms under the Peak umbrella. The initial investment in time and money to integrate them to the Peak Group will have us sacrifice some previously anticipated short-term profitability, but will position us to become a dominant figure in the Chinese commercial lending market, which will lead to better profit margins than previously expected beginning in 2022. This means that we'll need less capital to generate more profits in the near future and for years to come."

The main catalyst for the forecasted increased profitability is the recent acquisition of the Jinxiaoer platform. In 2020 the Company plans to focus its efforts on acquiring the best performing Jinxiaoer Service Centres (loan brokers) in strategic locations such as Shanghai and Shenzhen to expand the reach of its Cubeler Lending Hub platform, to which Jinxiaoer will be integrated. Although those expansion plans have been delayed by unfavourable conditions in China, pushing back Jinxiaoer's expected positive impact by a few quarters, Peak still expects a strong second half performance and for Q3 and Q4 to account for most of its revenue in 2020.

The financial projections provided by Peak today were based on a set of reasonable assumptions made by the Company, including the return to normal business operations in China at some point in Q2 2020. However, if a return to business normalcy in China delays beyond that, the Company may have to revise its projections. By the same token, as the Company's ability to grow over the next three years is directly related to how much capital it is able to invest to fuel that growth, should the Company succeed in its efforts to access additional non-dilutive capital, it would likewise revise its projections to show more revenue and greater profits.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:
CHF Capital Markets	Peak Positioning Technologies Inc.	Twitter: @PeakPositioning
Cathy Hume, CEO	Johnson Joseph, President and CEO	Facebook: @peakpositioning
416-868-1079 ext.: 231	514-340-7775 ext.: 501	LinkedIn: Peak Positioning
cathy@chfir.com	investors@peakpositioning.com	YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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